

January 7, 2011

Mr. Cary L. Chilin
Chairman, President and Chief Executive Officer
UNICO American Corporation
23251 Mulholland Drive
Woodland Hills, California 91364

Re: UNICO American Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Schedule 14A Filed April 22, 2010
File No. 000-03978

Dear Mr. Chilin:

We have reviewed your November 10, 2010 response to our October 28, 2010 letter and have the following comments.

Please respond to these comments within 10 business days by amending your Form 10-K for the year ended December 31, 2009 or tell us when you will provide us with a response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

We may have further comments after reviewing your amended filing and response to our comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Reinsurance, page 38

1. Please refer to prior comment two. Your ceded reinsurance activities appear to have been material to your operating results. However, your disclosure does not explain the factors underlying the significant changes in the relationship between ceded premiums earned and ceded incurred losses and loss adjustment expenses. For example, ceded losses increased incurred losses and loss adjustment expenses in 2009 and 2008, while ceded losses decreased incurred losses and loss adjustment expense in 2007. Please explain these changes and revise your disclosure accordingly.

2. In your response to comment two, you assert that the methods and key assumptions underlying your estimation of loss and loss adjustment reserves did not change in recent years. However, as shown on page 2 of your response letter, the change in ceded loss reserves decreased income before taxes by $3.6 million in 2009 and $8.6 million in 2008

and increased income before taxes by $4.9 million in 2007. Your disclosure on page 38 does not adequately explain what caused these changes in reserve estimate. Please explain these changes and revise your disclosure accordingly.

You may contact Frank Wyman, Staff Accountant at (202) 551-3660, or Lisa Vanjoske, Assistant Chief Accountant at (202) 551-3614, if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant